Securities and Exchange Commission

Washington, D.C. 20549

Santiago, April 28, 2020

Re: Change in Registrant’s Certifying Accountants

Ladies and Gentlemen:

We are currently principal accountants for Enel Generación Chile S.A.  (the “Company”) and, under the date of April 28, 2020, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2019 and 2018, and the effectiveness of internal control over financial reporting as of December 31, 2019. On March 30, 2020, we were notified that the Company’s Board of Directors resolved to propose to the Company’s shareholders a change in the Company’s independent registered public accounting firm at the annual General Shareholders’ Meeting held on April 28, 2020. On April 28, 2020, the shareholders approved the Board’s proposal to appoint Mazars Auditores Consultores SpA as its principal accountant for the year ending December 31, 2020 and that the auditor-client relationship with KPMG Auditores Consultores SpA. will cease upon completion of the audit of the Company’s consolidated financial statements as of and for the year ended December 31, 2019, and the effectiveness of internal control over financial reporting as of December 31, 2019, and the issuance of our reports thereon. We have read the Company's statements included under Item 16.F of its Form 20-F dated April 28, 2020, and we agree with such statements except that we are not in a position to agree or disagree with the Company’s statement that newly engaged accountants were not consulted regarding any of the matters or events set forth in Item 16F(a)(2) of Form 20-F.

Very truly yours,

/s/ KPMG

KPMG Auditores Consultores SpA

© 2020 KPMG Auditores Consultores SpA, a Chilean joint-stock company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.